Exhibit 99.2

Nisun International Reports Unaudited Financial Results for the First Half of 2023

SHANGHAI, China, December 19, 2023 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced its unaudited financial results for the six months ended June 30, 2023.

Mr. Xiaoyun Huang,  Chief Executive Officer of Nisun, commented, “We are pleased to announce our revenues remained resilient for the six months ended June 30, 2023, with an increase of 8% to $126.9 million from the same period of the prior year, despite the downward pressure and widespread business contraction across industries in China. Our cash and cash equivalents experienced an aggregate growth of 66%, as compared to December 31, 2022, which reflected our robust operational results. We have continued to proactively rebalance our business portfolio to optimize our resources and bolster our competitiveness in the supply chain sector. Leveraging our innovative solutions and integrated resources, we are committed to actively exploring business opportunities through strategic collaborations to broaden our market presence, diversify our product and service offerings, and boost our profitability. In addition, we will continue to implement the marketing strategies that we believe will allow us to develop our brand awareness and better position ourselves within the market. Moving forward, we will continue to align our business model and operations with our core value for greater performance and remain dedicated to providing our clients with effective and high-quality supply chain solutions. We firmly believe that our strategic business optimization and expansion will enhance our competitive edges, establish a strong foundation for future growth and bring long-term benefits for our shareholders.”

Financial Results for the Six Months Ended June 30, 2023

All comparisons made on a year-over-year (“yoy”) basis.

Revenue

●	Total revenue increased by 8% to $126.9 million from $118.0 million in the six months ended June 30, 2022, with increases in revenues from financing services offset by a decrease in revenue from supply chain trading business.

●	Revenue from Supply Chain Trading Business decreased by 6% to $66.2 million from $70.7 million in prior year period, primarily due to the reduction of the Company’s the chemical products supply chain business and its further focus on agricultural products supply chain trading and services as a result of the changes in its business strategies.

●	Revenue from Financing Services increased by 28% to $60.7 million from $47.3 million in prior year period.

●	Revenues generated from the Small and Medium Enterprise (SME) financing solutions business increased by 29% to $58.0 million from $44.8 million in the prior year period, primarily due to increased demand from SME customers seeking alternative financing solutions to bank financing.

●	Revenue generated from supply chain financing solutions increased by 10% to $2.7 million from $2.5 million in the prior year period, primarily due to extended business lines and increased supply chain transaction volume.

	For the six months ended June 30,				Changes
	2023	%	2022	%	($)	(%)
Revenue from Supply Chain Trading Business	$66,249,853	52%	$70,727,078	60%	(4,477,225)	(6)%
Revenue from financing services:
SME financing solutions	57,956,690	46%	44,822,386	38%	13,134,304	29%
Supply chain financing solutions	2,737,265	2%	2,498,446	2%	238,819	10%
Total revenue from financing service	60,693,955	51%	47,320,832	40%	13,373,123	28%
Total revenue	$126,943,808	100%	$118,047,910	100%	8,895,898	8%

Cost of revenue

Cost of revenue was $107.1 million, compared to $96.5 million in the prior year period, representing an increase of 11%. The increase was primarily attributable to the increase in personnel costs as a result of the growth in the scale of the SME financing solutions business and the increase in the cost of sales of the supply chain trading business primarily due to the increase in the sales costs incurred by a subsidiary acquired in 2022, Qingdao Sailang International Trade Co., Ltd.

Gross Profit

Gross profit decreased by 8% to $19.8 million from $21.6 million in the prior year period, due to the increases in the costs of revenue. Gross margin was 15.6% and 18.3% for the six months ended June 30, 2023 and 2022, respectively. The decrease in gross margin was primarily due to the increase in direct cost of revenue from supply chain trading business.

Operating Expenses

Total operating expense increased by 31% to $8.2 million from $6.3 million in the prior year period. The increase was primarily attributable to the significant increases in selling expenses as a result of the addition of sales channels for marketing and distribution purposes.

●	Selling expenses increased by 908% to $2.6 million from $0.3 million in the prior year period. The increase in selling expenses was mainly due to increased advertising channels.

●	General and administrative expenses increased by 6% to $5.5 million from $5.2 million in the prior year period. The increase in general and administrative expenses was mainly because of increased professional fees and company personnel compensation in the first half of fiscal 2023.

●	R&D expenses decreased by 58% to $0.3 million from $0.8 million in the prior year period. The decrease in the R&D expenses was primarily due to the fact that there was no new R&D projects during the six months ended June 30, 2023.

●	Bad debt expenses were $(0.2) million for the first half of 2023. There were no bad debt expenses in the relevant periods. The decrease in the bad debt expenses was because in the six months ended June 30, 2023, we recovered the bad debts accrued during the second half of fiscal 2022.

Other Income (Expense), net

The Company had a net other income of $2.4 million, compared to $2.8 million in the prior year period. The decrease was due to foreign exchange gain realized from capital injection into PRC operating entities in the first half of 2022, whereas there was no related exchange gain in the same period of 2023.

Net Income

In the six months ended June 30, 2023, the Company achieved a net income of $11.4 million, compared to $14.4 million in the same period of the prior year, primarily attributable to the decrease in gross profit from the supply chain business.

Net Income per Share

Net income per share was $2.87 in the six months ended June 30, 2023, compared to $3.55 in the prior year period. The weighted average number of shares was 3,943,288 and 3,991,263 in the six months ended June 30, 2023 and 2022, respectively.

Financial Condition and Cash Flow

As of June 30, 2023, the Company had cash, cash equivalents and restricted cash of $106.6 million, compared to $67.3 million as of December 31, 2022. However, the Company’s short-term investment was $18.7 million as of June 30, 2023, compared to $11.7 million as of December 31, 2022.

In the six months ended June 30, 2023, net cash provided by operating activities was approximately $57.2 million, net cash used in investing activities was $7.0 million, and net cash used in financing activities was $8.2 million.

In the six months ended June 30, 2022, net cash used in operating activities was approximately $30.4 million, net cash provided by investing activities was $24.1 million, and net cash provided by financing activities was $9.6 million.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Email: investors@ascent-ir.com

Tel: +1 (646) 932-7242

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

(EXPRESSED IN US DOLLARS)

	June 30, 2023	December 31, 2022
ASSETS	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$105,994,692	$63,901,329
Restricted cash	643,020	3,417,244
Short-term investments	18,659,413	11,700,400
Accounts receivable, net	28,967,293	18,931,346
Advance to suppliers, net	17,406,052	46,968,549
Receivables from supply chain solutions	38,035,826	43,475,981
Inventories	48,819,585	31,609,877
Prepaid expenses and other current assets	29,629,649	10,890,083
TOTAL CURRENT ASSETS	288,155,530	230,894,809

NON-CURRENT ASSETS:
Property and equipment, net	725,806	719,574
Intangible assets, net	1,302,682	1,795,234
Right-of-use assets, net	2,639,192	3,349,432
Equity investments	355,064	373,292
Investment in limited partnership	-	14,913,539
Goodwill	22,651,104	23,814,005
Deferred tax assets, net	14,852	310,577
Long-term investments	4,137,189	7,249,319
TOTAL NON-CURRENT ASSETS	31,825,889	52,524,972
TOTAL ASSETS	$319,981,419	$283,419,781

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$37,109,910	$40,925,155
Short-term bank loans	551,625	434,959
Accrued expenses and other current liabilities	10,054,282	6,090,582
Operating lease liabilities - current	897,816	1,008,766
Payables to supply chain solutions	10,815,864	9,122,978
Advances from customer	61,733,220	21,827,387
Taxes payable	3,361,634	2,748,474
Loan from related party	28,965	8,028,965
Due to related parties - current	268,917	282,724
TOTAL CURRENT LIABILITIES	124,822,233	90,469,990

Operating lease liabilities – non-current	1,883,981	2,425,597
Deferred tax liabilities	360,280	727,326
TOTAL LIABILITIES	127,066,494	93,622,913

SHAREHOLDERS’ EQUITY:
Class A common stock, $0.01 par value, 30,000,000 and 30,000,000 shares authorized, 4,006,263 and 4,006,263 shares issued, and 3,940,865 and 3,944,075 shares outstanding as of June 30, 2023 and December 31, 2022, respectively	40,063	40,063
Class B common stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding as of June 30, 2023 and December 31, 2022	-	-
Treasury shares	(373,358)	(355,844)
Additional paid-in capital	130,503,387	130,503,387
Retained earnings	63,534,936	53,214,304
Statutory reserves	10,166,600	9,167,845
Unearned compensation	-	-
Accumulated other comprehensive (loss) income	(15,115,268)	(6,937,950)
COMMON SHAREHOLDERS’ EQUITY	188,756,360	185,631,805
Non-controlling interests	4,158,565	4,165,063
TOTAL SHAREHOLDERS’ EQUITY	192,914,925	189,796,868
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$319,981,419	$283,419,781

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(EXPRESSED IN US DOLLARS)

(Unaudited)

	For the Six Months Ended June 30,
	2023	2022
REVENUES:
Revenues generated from sales:
Supply chain trading business	$66,249,853	$70,727,078
Revenues generated from services:
Small and Medium Enterprise financing solutions	57,956,690	44,822,386
Supply Chain financing solutions	2,737,265	2,498,446
Total revenue generated from services	60,693,955	47,320,832
TOTAL REVENUES	126,943,808	118,047,910

COST OF REVENUE:
Cost of revenue - services	(39,529,203)	(26,451,468)
Cost of revenue - sales	(67,342,086)	(69,854,217)
Business and sales related taxes	(231,103)	(165,506)
GROSS PROFIT	19,841,416	21,576,719

OPERATING EXPENSES:
Selling expenses	2,637,517	261,590
General and administrative expenses	5,489,580	5,177,548
Research and development expenses	351,200	834,195
Bad debt expenses	(235,377)	-
Total operating expenses	8,242,920	6,273,333
INCOME FROM OPERATIONS	11,598,496	15,303,386

OTHER INCOME (EXPENSE):
Interest and investment income	1,498,856	1,249,509
Other income, net	880,144	1,512,562
Total other income (expense), net	2,379,000	2,762,071

INCOME BEFORE PROVISION FOR INCOME TAXES	13,977,496	18,065,457

PROVISION FOR INCOME TAXES	2,610,535	3,414,449
NET INCOME FROM CONTINUING OPERATIONS	11,366,961	14,651,008

DISCONTINUED OPERATIONS:
(Loss) from discontinued operations, net of tax	-	(292,069)
NET (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	-	(292,069)
NET INCOME	11,366,961	14,358,939
Less: net income from continuing operations attributable to non-controlling interest	47,574	330,620
Less: net (loss) from discontinued operations attributable to non-controlling interest	-	(143,114)
NET INCOME ATTRIBUTABLE TO SHAREHOLDERS’	$11,319,387	$14,171,433

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation (loss) income	(8,175,831)	(8,182,987)
COMPREHENSIVE INCOME	3,143,556	5,988,446
Comprehensive (loss) attributable to non-controlling interests	(1,487)	6,658
COMPREHENSIVE INCOME ATTRIBUTABLE TO SHAREHOLDERS’	$3,142,069	$5,995,104
BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE:
Income from continuing operations	$2.87	$3.67
(Loss) from discontinued operations	-	(0.07)
TOTAL EARNINGS (LOSS) PER COMMON SHARE	$2.87	$3.60
Weighted average number of shares outstanding-basic and diluted	3,943,288	3,991,263

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MOTHS ENDED JUNE 30, 2023 AND 2022

(EXPRESSED IN US DOLLARS)

(Unaudited)

	For the Six Months Ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,366,961	$14,358,939
Net (loss) from discontinued operations	-	(292,069)
Net income from continuing operations	11,366,961	14,651,008
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,294,166	639,002
Stock-based compensation	-	125,630
Bad debt expense	(234,120)	-
Loss on disposition of property and equipment	4,178	-
Loss (Income) from investments	(7,296)	218,929
Deferred tax (benefit) expense	(51,609)	(92,798)
Issuance of stock for services	-	185,000
Changes in operating assets and liabilities:
Accounts receivable	(11,089,756)	(4,310,119)
Advance to suppliers	28,012,573	(15,246,921)
Prepaid expenses and other current assets	(3,140,645)	1,444,248
Operating lease right-of-use assets	-	(3,115,440)
Receivables from supply chain solutions	3,411,356	32,564,078
Inventories	(18,988,807)	(17,968,203)
Accounts payable	(1,839,578)	(25,094,299)
Advance from customers	41,474,328	9,408,745
Taxes payable	754,075	(6,205,647)
Other payables	4,016,393	(735,659)
Payable to supply chain solutions	2,165,239	(19,913,058)
Operating lease liabilities	(490,946)	3,041,808
Accrued expenses and other current liabilities	567,503	340,313
Net cash (used in) provided by operating activities from continuing operations	57,224,015	(30,063,383)
Net cash (used in) operating activities of discontinued operations	-	(356,347)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	57,224,015	(30,419,730)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(226,403)	(178,953)
Purchase of intangible asset	(43,534)	-
Cash paid for acquisitions	-	(78,944)
Purchase of long-term investment	-	(2,985,921)
Cash received on disposal of discontinued operations	-	-
Proceeds from sale of short-term investments	53,004,461	49,210,720
Proceeds from sale of Long-term investment	2,792,763	-
Proceeds from investment in debt securities	14,204,625	-
Purchase of short-term investments	(60,463,319)	(21,825,681)
Repayments from loans to third parties	471,604	-
Payments made for loans to third parties	(16,756,578)	-
Net cash provided by (used in) investing activities from continuing operations	(7,016,381)	24,141,221
Net cash (used in) investing activities from discontinued operations	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(7,016,381)	24,141,221

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	139,638	-
Repayment of short-term bank loans	(11,912)	(773,960)
Proceeds from third party loans	1,954,934	3,363,632
Repayment to related party	(8,000,000)	(1,010,517)
Repayment of third party loans	(2,252,363)	-
Proceeds from related party	-	8,049,187
Capital contribution from non-controlling interest	37,116	-
Repurchase Treasury shares	(17,514)	-
Net cash provided by (used in) financing activities from continuing operations	(8,150,101)	9,628,342
Net cash (used in) financing activities from discontinued operations	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(8,150,101)	9,628,342

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(2,738,394)	(3,539,963)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	39,319,139	(190,130)
Add: decrease in cash and cash equivalents from discontinued operations	-	356,347
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	39,319,139	166,217

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-BEGINNING	67,318,573	91,627,041
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-ENDING	$106,637,712	$91,793,258

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$1,560,580	$8,163,616
Cash paid for interest	$11,912	$5,420

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Accrued lease liabilities	$2,781,797	$3,396,841
Issuance of shares for compensation	$-	$185,000

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$105,994,692	$90,988,227
Restricted cash	643,020	805,031
Total cash, cash equivalents and restricted cash	$106,637,712	$91,793,258